MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three-month period ended March 31, 2013

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the first quarter of 2013. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of May 2, 2013. You should also read our audited consolidated financial statements for the year ended December 31, 2012 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2013 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

There have been no changes to the following since we published our 2012 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of our worldwide projects and operations since that time.

What’s inside

About Eldorado	1

First quarter Summary Results and Corporate Developments	1

Review of Financial Results	2

Quarterly updates
Operations	3
Development projects	7
Exploration	8

Quarterly results	10

Non-IFRS measures	10

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources	11
Contractual obligations, Debt, Dividends, Equity	12

Other information
New accounting developments	14
Internal controls over financial reporting	15
Qualified person	15
Forward-looking information and risks	15

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)
•	Efemcukuru, in Turkey (100%)

Development gold projects:

•	Eastern Dragon, in China (95%)
•	Tocantinzinho, in Brazil (100%)
•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (80%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

First quarter summary results and corporate developments

•	Profit attributable to shareholders of the Company for the quarter was $79.8 million or $0.11 per share compared to $67.9 million or $0.11 per share for the same quarter in 2012, excluding a one-time $125.2 million non-cash charge related to a change in Greek tax rates.

•	Gold revenues were 19% higher than the same quarter in 2012 on higher sales volumes.

•	Gross profit from gold mining operations before taxes was $163.8 million for the quarter, 9% higher than the first quarter of 2012.

•	The Company generated $139.9 million in cash from operating activities before changes in non-cash working capital – an increase of 36% over the same quarter in 2012.

•	On April 17, 2013, the Council of State, the supreme administrative court of Greece, upheld the validity of the Environmental Impact Assessment (“EIA”) permit for the Hellas Gold projects comprising the “Kassandra Mines” (Stratoni, Olympias & Skouries) in Halkidiki, northern Greece.

1

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

Change in Greek corporate income tax rate

On January 11, 2013 the government of Greece enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013. As required by IAS 12, “Income Taxes”, when an income tax rate changes, the deferred tax liability must be adjusted to reflect the change in the income tax rate. This non-cash adjustment is required to be charged to deferred income tax expense. The impact on profit for the quarter was $125.2 million, or $0.17 per share.

Review of Financial Results

Summarized Financial Results – quarter ended March 31,	2013	2012
Revenues (millions)	$338.1	$271.5
Gold sold (ounces)	189,346	150,661
Average realized gold price ($/ounce)	$1,622	$1,707
Cash operating costs ($/ounce sold) (1)	$505	$452
Total cash cost ($ per ounce sold) (1)	$567	$529
Gross profit from gold mining operations (1) (millions)	$163.8	$150.7
Profit (loss) attributable to shareholders of the Company (millions)	($45.5)	$67.9
Earnings (loss) per share attributable to shareholders of the Company – Basic ($/share)	($0.06)	$0.11
Earnings (loss) per share attributable to shareholders of the Company – Diluted ($/share)	($0.06)	$0.11
Dividends paid (Cdn$/share)	$0.07	$0.09
Cash flow from operating activities before changes in non-cash working capital(1) (millions)	$139.9	$102.8
(1)	The Company has included non-IFRS performance measures such as cash operating costs, total cash costs, earnings from gold mining operations and cash flow from operations before changes in non-cash working capital throughout this document. These are non-IFRS measures. Please see page 11 for discussion of non-IFRS measures.

The Company reported a loss of $45.4 million (or $0.06 per share) for the quarter compared with profit of $67.9 million (or $0.11 per share) in the first quarter of 2012. Excluding a $125.2 million adjustment related to a change in Greek tax rates the Company reported adjusted profit of $79.8 million compared with $67.9 million for the same quarter in 2012. The difference in adjusted profit year over year was due to higher gross profit from gold mining operations during the quarter as well as $17.8 million in costs related to the acquisition of European Goldfields Limited (“EGU”) reported in the first quarter of 2012. Higher sales volumes year over year were partially offset by lower prices and higher unit production costs. Realized gold prices fell 5% year over year. Unit production costs from gold mining operations rose 8% compared with the first quarter of 2012 as our Chinese mines reported unit cost increases related to lower grades and gold production. Depreciation, depletion and amortization expense increased 35% over the first quarter of 2012, mainly as a result of the addition of Efemcukuru depreciation. The Company also reported $10.5 million in interest and financing costs as compared with $0.7 million in the first quarter of 2012, reflecting the cost of servicing the Senior Notes issued in the fourth quarter of 2012. Excluding the $125.2 million adjustment, the effective tax rate was 36% for the quarter as compared with 27% for the first quarter of 2012. The increase in the effective tax rate over the first quarter of 2012 was due to an increase in accrued withholding taxes on dividends paid by our Turkish subsidiary as well as increases in non-deductible expenses in Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

Operations update

Summarized Operating Highlights – quarter ended March 31,	2013	2012
Gross profit – gold mining operations (millions)	$163.8	$150.7
Ounces produced – including pre-commercial production	163,768	155,535
Cash operating costs ($ per ounce sold)	$505	$452
Total cash cost ($ per ounce sold)	$567	$529
Kisladag
Gross profit – gold mining operations	$85.0	$82.5
Ounces produced	70,221	65,707
Cash operating costs ($ per ounce sold)	$334	$339
Total cash cost ($ per ounce sold)	$359	$374
Efemcukuru[1]
Gross profit – gold mining operations[2]	$38.7	-
Ounces produced – including pre-commercial production	19,856	4,293
Cash operating costs ($ per ounce sold)	$582	-
Total cash cost ($ per ounce sold)	$619	-
Tanjianshan
Gross profit – gold mining operations	$19.1	$24.6
Ounces produced	26,207	28,816
Cash operating costs ($ per ounce sold)	$442	$408
Total cash cost ($ per ounce sold)	$636	$605
Jinfeng
Gross profit – gold mining operations	$8.7	$26.2
Ounces produced	21,742	35,235
Cash operating costs ($ per ounce sold)	$832	$643
Total cash cost ($ per ounce sold)	$930	$715
White Mountain
Gross profit – gold mining operations	$12.3	$17.4
Ounces produced	20,915	21,484
Cash operating costs ($ per ounce sold)	$634	$543
Total cash cost ($ per ounce sold)	$679	$588
Olympias[3]
Gross profit – gold mining operations	-	-
Ounces produced – including pre-commercial production	4,827	-
Cash operating costs ($ per ounce sold)	-	-
Total cash cost ($ per ounce sold)	-	-

1          Production in the first quarter of 2012 at Efemcukuru was considered pre-commercial production.

2          Gross profit at Efemcukuru in the first quarter of 2013 includes sales of concentrate inventories built up during 2012.

3          Production in the first quarter of 2013 at Olympias was considered pre-commercial production.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

Kisladag

Operating Data – quarter ended March 31,	2013	2012
Tonnes placed on pad	2,915,508	3,140,492
Average treated head grade - grams per tonne (g/t)	1.29	1.13
Gold (ounces)
- Produced	70,221	65,707
- Sold	70,250	65,164
Cash operating costs (per ounce sold)	$334	$339
Total cash costs (per ounce sold)	$359	$374

Financial Data (millions)
Gold revenues	$114.5	$110.6
Depreciation and depletion	$3.2	$2.6
Gross profit – gold mining operations	$85.0	$82.5
Capital expenditure on mining interests	$35.4	$3.6

Gold production at Kisladag was 7% higher year over year while gold ounces placed on the pad during the year increased 6% over 2012, mainly as a result of higher average treated head grade. Gold ounces sold were higher year over year due to a slightly higher head grade as well as recovery of gold placed on the pad in 2012. Cash operating costs were lower year over year as a result of the higher grade material placed on the pad as well as lower annual average exchange rates for the Turkish lira in comparison with the previous year. Capital expenditures for the quarter included costs on the Phase IV preparation works, capitalised waste stripping and various smaller construction projects.

Efemcukuru

Operating Data – quarter ended March 31,	2013	2012[1]
Tonnes Milled	86,879	70,646
Average Treated Head Grade - g/t	8.47	8.74
Average Recovery Rate (to Concentrate)	93.6%	92.2%
Gold (ounces)
- Produced	19,856	4,293
- Sold	50,291	3,583
Cash operating costs (per ounce sold)	$582	-
Total cash costs (per ounce sold)	$619	-
Financial Data (millions)
Gold revenues	$81.2	-
Depreciation and depletion	$9.8	-
Gross profit – gold mining operations	$38.7	-
Capital expenditure on mining interests	$9.8	$14.0

1 Ounces produced and sold in 2012 were pre-commercial

Gold sales from Efemcukuru during the quarter were significantly higher than gold production as a result of the sale of concentrate inventories built up at the Kisladag Treatment Plant during 2012. Mined tonnage was below plan due to issues with paste plant availability and quality. Significant improvements have been undertaken during the quarter resulting in improved results by quarter end. Most of the capital spending during the quarter was related to underground development.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

Tanjianshan

Operating Data – quarter ended March 31,	2013	2012
Tonnes Milled	247,061	262,793
Average Treated Head Grade – g/t	3.74	4.00
Average Recovery Rate	80.8%	81.3%
Gold (ounces)
- Produced	26,207	28,816
- Sold	26,207	28,816
Cash operating costs (per ounce sold)	$442	$408
Total cash costs (per ounce sold)	$636	$605
Financial Data (millions)
Gold revenues	$42.6	$49.6
Depreciation and depletion	$6.5	$7.4
Gross profit – gold mining operations	$19.1	$24.6
Capital expenditure on mining interests	$1.8	$4.1

Gold production at Tanjianshan was 9% lower year over year mainly as a result of lower average treated head grade and lower additional flotation concentrate feed. Tonnes milled in the quarter were 6% lower than 2012 while average treated head grade was 6% lower than 2012. Circuit recoveries remained relatively constant with a slightly lower recovery in the quarter due to an increase in stockpile material making up the ore fed to the mill. An extended mining contractor break during Chinese New Year reduced the amount of mined material thus forcing the treatment of stockpiled material. Cash operating costs per ounce were 8% higher year over year mainly as a result of lower grade ore and lower ounce production. Most of the capital spending this quarter was on exploration drilling.

Jinfeng

Operating Data – quarter ended March 31,	2013	2012
Tonnes Milled	351,901	368,756
Average Treated Head Grade – g/t	2.43	3.17
Average Recovery Rate	82.4%	85.5%
Gold (ounces)
- Produced	21,742	35,235
- Sold	21,683	35,197
Cash operating costs (per ounce sold)	$832	$643
Total cash costs (per ounce sold)	$930	$715
Financial Data (millions)
Gold revenues	$35.0	$60.3
Depreciation and depletion	$6.2	$8.4
Gross profit – gold mining operations	$8.7	$26.6
Capital expenditure on mining interests	$13.9	$9.0

Gold production at Jinfeng was 38% lower year over year mainly as a result of treating lower grade material from the open pit and stockpiles. A total of 54,126 tonnes of ore was mined from the open pit this quarter (first quarter 2012 – 29,960 tonnes). It is expected that ore production will recommence from the pit in the second quarter of 2013 once the waste stripping has uncovered the ore body. A total of 138,989 tonnes of ore were mined from the underground during the quarter (first quarter 2012 – 129,903 tonnes). Cash costs were 29% higher year over year reflecting the impact of the decrease in treated head grade and the slightly lower throughput. Capital expenditures for the quarter included waste stripping, underground development, mining equipment and tailings dam lift construction.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

White Mountain

Operating Data – quarter ended March 31,	2013	2012
Tonnes Milled	198,934	158,114
Average Treated Head Grade – g/t	3.80	4.46
Average Recovery Rate	85.6%	86.1%
Gold (ounces)
- Produced	20,915	21,484
- Sold	20,915	21,484
Cash operating costs (per ounce sold)	$634	$543
Total cash costs (per ounce sold)	$679	$588
Financial Data (millions)
Gold revenues	$33.9	$36.7
Depreciation and depletion	$7.4	$6.5
Gross profit – gold mining operations	$12.3	$18.4
Capital expenditure on mining interests	$6.0	$6.4

Gold production at White Mountain during the quarter was slightly lower year over year with higher ore throughput offsetting lower grade. The increase in tonnes was due to an increase in underground mining efficiency as a result of increased mine development. Recovery was on par with the previous reporting period. Cash operating costs per ounce were 17% higher year over year as a result of the higher tonnage and decreased head grade, and due to costs related to increased backfill and secondary development rates to sustain higher production tonnage. Capital expenditures for the quarter included capitalized underground development, upgrade of the underground service facility, and capitalized exploration costs.

Vila Nova

Operating Data – quarter ended March 31,	2013	2012
Tonnes Processed	212,911	189,747
Iron Ore Produced	183,426	163,901
Average Grade (% Fe)	59.64%	63.1%
Iron Ore Tonnes
- Sold	129,548	88,581
Average Realized Iron Ore Price	$117	$84
Cash Costs (per tonne sold)	$ 66	$ 65
Financial Data (millions)
Revenues	$15.2	$7.4
Depreciation and depletion	$1.2	$0.7
Gross profit – gold mining operations	$5.4	$0.9
Capital expenditure on mining interests	$3.4	$0.2

Iron ore production and sales increased year over year as a result of the impact of new mining equipment purchased late last year on mining productivity. A major incident at the shipping port owned by Anglo Ferrous, a third party, occurred on March 29, 2013 as a large part of the Santana Port on-shore areas and facilities slid into the Amazon River in a sudden river bank failure. According to available information, part of the on-shore land collapsed into the river, including material handling equipment, trucks, loaders, bulldozer, ship loading system and stockpiles. Part of Vila Nova’s ore stockpile, estimated to be 22,000 tonnes of iron ore was on site and is assumed to be lost. No Unamgen employees were injured. No further iron ore sales are anticipated in the short term and company personnel are exploring a number of alternatives to continue iron ore sales.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

Stratoni

Operating Data – quarter ended March 31,	2013	2012
Tonnes ore mined (wet)	54,125	18,942
Tonnes ore processed (dry)	48,521	16,602
Pb grade (%)	6.21%	5.95%
Zn grade (%)	9.36%	9.72%
Ag grade (g/t)	163	158
Tonnes of concentrate produced	12,278	3,862
Tonnes of concentrate sold	13,968	5,569
Average realized concentrate price (per tonne)	$995	$1,109
Cash Costs (per tonne of concentrate sold)	$829	$797
Financial Data (millions)
Revenues	$13.9	$5.7
Depreciation and depletion	$1.8	$0.7
Earnings from operations	$0.5	$0.6
Capital expenditure on mining interests	$0.1	$0.5

During the first quarter, Stratoni mined 54,125 tonnes of run-of-mine ore and produced 12,278 tonnes of lead and zinc concentrate at an average cash cost of $829 per tonne of concentrate sold. During the same period, Stratoni sold 13,968 tonnes of concentrate at an average price of $995 per tonne. Stratoni operating and financial data for 2012 shown in the table above reflect operations subsequent to February 24, 2012, the date of the EGU acquisition.

Olympias

During the first quarter, Olympias treated 89,112 tonnes of tailings and produced 4,827 payable gold ounces. Commissioning of the plant continued during the quarter with commercial production expected to begin by the end of the second quarter. Capital spending during the quarter totalled $13.5 million.

Development project update

Kisladag Phase IV Expansion

Route selection for the 154 kV transmission line was completed and design information provided to the energy provider for construction of the line. Delivery of full power to the site and completion of the main transformer station is scheduled for late 2014.

Procurement of long lead equipment remains on schedule. Delivery of the ancillary mobile equipment fleet began in late 2012. The first shovel and haul truck arrived on site for assembly subsequent to this quarter end. Deliveries of the remaining equipment including haul trucks and loaders remain on schedule.

Earth moving activity on site was completed in the permitted areas during the quarter. Basic engineering work is ongoing to optimize site layout and facilities designs.

Efemcukuru Expansion

Development work at Efemcukuru during the quarter focussed on designs for increasing the capacity in the backfill system and the tailings filtration circuit. Work is ongoing.

Perama Hill

Development work at Perama Hill was limited during the quarter while the Company awaited approval of the EIA. Engineering designs to support the Urban Planning application were completed and progress was made on completing the design information required for the construction permit, both of which are required in the next permitting steps leading to construction.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

Olympias

Underground mining and refurbishment continued during the quarter with crews advancing the main Stratoni decline, a water diversion tunnel as well as a secondary access tunnel. New mining equipment was purchased during the quarter and will be delivered during the second quarter of 2013 to increase the mine development rate. Other work underground included installation of backfill piping in the ventilation raise in preparation to fill old mining voids with cemented coarse tails. The backfill plant is being fabricated by a supplier in Thessaloniki. Final site design was completed during the quarter. Civil works began in the second half of April 2013. The tailings retreatment plant continued testing and commissioning during the quarter, with design modifications developed to improve plant throughput.

Skouries

Detailed engineering for Skouries plant buildings and ancillary facilities is approximately 56% complete. Surveying of the open pit and tailings dump areas began in the first quarter 2013 and will be ongoing through midyear. Construction of the underground portal progressed during the quarter with the decline scheduled to begin in the second quarter 2013. Work continued on upgrading site roads and ongoing tree cutting in approved areas.

The Skouries project suffered an arson attack on February 17th. Project offices and site facilities lost during the attack were replaced during the quarter and activity has returned to normal. The cost of the loss is estimated at approximately $1.0 million with a two week disruption.

Certej

Field activity at Certej during the first quarter was restricted due to winter weather conditions. Construction of the access road to the site is expected to resume in the second quarter 2013, along with work on the waterline and pump station.

Eastern Dragon

No construction work took place at Eastern Dragon during the first quarter due to the winter season and permitting delays.

Tocantinzinho

Optimization of the feasibility study was a primary focus during the first quarter. To date the focus has been on investigating details compiled in the capital cost estimate to improve the level of accuracy. Areas having the greatest proportional impact or having higher levels of certainties are being addressed first. A third party review was completed to look at simplifying layouts and structures as well as optimizing the mine infrastructure. Discussions with mining contractors and equipment vendor representatives have been initiated looking for potential capital cost savings.

Exploration update

In the first quarter approximately 25,000 meters were drilled on the company’s exploration programs in Greece, Romania, Turkey and China. The 2013 drilling programs at most exploration sites have not commenced due to weather and scheduling constraints.

Turkey

Drilling commenced at Efemcukuru late in the quarter, focusing on the central portion of the Kokarpinar vein. Five holes were completed, with most reporting thick quartz – rhodonite – sulfide vein intervals; assay results are pending.

At Kisladag, the final three permitted drillholes left over from the 2012 exploration program were completed early in the quarter. All assay results have been received from this program, with no significant intercepts reported.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

No drilling was completed on Turkey reconnaissance projects during the quarter. Fieldwork commenced at the Ardala/Salinbas project in mid-March, with geological mapping and drillcore relogging directed towards refining drill targets for a program scheduled to start in the second quarter. Fieldwork at the Mayislar project in north-western Turkey began in March; including soil sampling, ground magnetic surveying and siting of possible drillholes.

Greece

At Perama Hill, drilling was completed during the quarter on infill, sterilization and geotechnical drilling programs.

Drilling in the Halkidiki district was limited to completion of the final two confirmation drillholes at Skouries. Other exploration activities focused on drillcore logging and geological interpretation of the Piavitsa deposit area, and on the Olympias deposit drillcore relogging program. A detailed mapping program at Piavitsa was initiated in mid-March, and initial planning was completed for a new exploration sample processing and core storage complex.

China

At Jinfeng, 3,500 meters of exploration drilling were completed during the quarter, all from underground stations at the mine. Most of these tested extensions or infill areas of the F2, F3 and F7 mineralized zones. Several drillholes that targeted the F2-F3 intersection area encountered a new zone of mineralization not predicted by the current geological model, including an intercept of 12.0 meters at 9.07 grams per tonne Au (HDDU-200) and 9.0 meters at 10.5 grams per tonne Au (HDDU-0204). No drilling was completed on the regional exploration programs during the quarter.

At the White Mountain Mine, the exploration drift designed to provide drillsite access for the Deep North Zone is progressing on schedule. Resource definition drilling of the North Zone from the exploration drift commenced late in the quarter. No fieldwork was completed on the regional exploration licenses due to snow cover.

At Tanjianshan, drilling was completed during the quarter in the Jinlonggou mine area, testing targets in the south pit wall and M7-main pit bridge areas. Pyritic zones were intersected in both areas, suggesting that the mineralized zones identified in the pit walls may have lateral continuity. Interpretation and geological modeling of both the Qinlongtan North project area and the Jinlonggou area are being completed.

Romania

At the Certej project over 15,000 meters of drilling were completed during the quarter, consisting of infill drilling of a number of target areas in the main deposit and definition of the lateral limits of mineralized system. The infill program was completed in the second quarter of 2013. Positive assay results were received during the month from numerous drillholes, including several on the north and south margins of the deposit that will likely expand the zone of economic mineralization, and may necessitate a follow-up drilling program. New assay results include notable intercepts of 24.0 meters at 4.73 grams per tonne Au (CJSD-455); 66.0 meters at 1.34 grams per tonne Au (also CJSD-455); and 53.0 meters at 1.53 grams per tonne Au (CJSD-457). Also of note were narrow veins containing visible gold, intersected in drillhole CJSD-473 on the northern margin of the deposit (“Baiaga Nose” target area).

At the Certej North prospecting license, several shallow drillholes drilled during the quarter intersected breccias interpreted as possible distal features of the Bolcana porphyry system. The single deep drillhole completed here intersected magnetite/chlorite/epidote and potassic alteration, along with fine quartz stockwork veins containing chalcopyrite.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

Brazil

At Tocantinzinho, exploration activities were on hold during the quarter on the three main licenses pending granting of the project exploitation license. Soil sampling was completed on one license that is not included in the exploitation application, with a total of 64 lines sampled.

At Agua Branca, auger drilling was completed early in the quarter to test a postulated offset of the Camarao zone. As the results from this program were negative and extensive previous drilling has failed to identify a significant economic resource, the project will be dropped when the current exploration license expires in the second quarter.

Follow-up infill soil sampling began in February at the Rubens Zilio project; with the two major areas of soil anomalies being further evaluated along 100 meter spaced soil lines.

Sampling programs were completed at the Chapadinha project, with numerous moderate to high grade chip and channel samples reported from areas surrounding artisanal workings. A 2,000 meter drilling program commenced late in the quarter to test several targets. Mineralization consisting of Qtz-Py-Asp veins, veinlets, and disseminated Py-Asp has been intercepted in both the quartzite and footwall phyllite units.

At the Anicuns project, a significant gold-in-stream sediment anomaly was outlined from a grass-roots prospecting program in late 2012. The Company submitted 35 new applications for exploration licenses to secure land surrounding the anomaly, and a follow-up program of soil sampling, termite mound sampling, and additional stream sediment sampling began late in the quarter.

Quarterly results

millions (except per share amounts)

	2013	2012	2012	2012	2012	2011	2011	2011
	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter
Total revenues	$338.1	$350.0	$281.8	$244.2	$271.5	$304.6	$327.3	$252.6
Profit (loss)	($45.4)	$115.0	$75.8	$46.6	$67.9	$88.8	$102.5	$74.9
Earnings (loss) per share
- basic	($0.06)	$0.16	$0.11	$0.07	$0.11	$0.16	$0.19	$0.14
- diluted	($0.06)	$0.16	$0.11	$0.07	$0.11	$0.16	$0.19	$0.14

Quarterly profit for the first quarter of 2013 was affected by a one-time $125.2 million adjustment related to Greek tax rates.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

millions (except for gold ounces sold and cash operating cost per ounce sold)	2013	2012
Reconciliation of cash operating costs to production costs	First quarter	First quarter
Production costs – excluding Vila Nova and Stratoni (from consolidated income statement)	$110.3	$81.0
Less:
By-product credits and other adjustments	$(2.9)	$(1.3)
Total Cash Cost	$107.4	$79.7
Royalty expense and production taxes	$(11.8)	$(11.6)
Cash operating cost	$95.6	$68.1
Gold ounces sold	189,346	150,661
Total cash cost per ounce sold	$567	$529
Cash operating cost per ounce sold	$505	$452

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Earnings from gold mining operations

We use earnings from gold mining operations to supplement our consolidated financial statements, and calculate it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $139.9 million in cash this quarter, compared to $102.8 million in the same quarter of 2012. The increase in cash flow year-over-year was due to higher operating cash flow from our mining operations.

Capital expenditures

We invested $101.2 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totaled $27.3 million:

•	$3.9 million at Skouries
•	$13.5 million at Olympias
•	$1.9 million at Perama Hill
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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

•	$4.5 million at Certej
•	$2.2 million at Tocantinzinho
•	$1.3 million at Eastern Dragon

Spending at our producing mines totalled $70.4 million:

•	$35.4 million at Kisladag, including $20.9 related to Phase IV expansion
•	$9.8 million at Efemcukuru
•	$13.9 million at Jinfeng
•	$6.0 million at White Mountain
•	$1.8 million at Tanjianshan
•	$3.4 million at Vila Nova
•	$0.1 million at Stratoni

We also spent $1.3 million on land acquisition costs in Turkey, and $2.2 million related to fixed assets for our corporate offices in Canada and China.

Liquidity and capital resources

(millions)	March 31, 2013	December 31, 2012
Cash and cash equivalents	$668.6	$816.8
Term deposits	$158.9	-
Working capital	$888.1	$917.3
Debt	$595.8	$593.3

Management believes that the working capital at December 31, 2012, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2013 and beyond.

Cash and cash equivalents of $338.5 million are held by the Company’s operating entities in China and

Turkey where the cash was generated. No withholding tax liability has been recognized for the potential repatriation of these funds. If the cash held in these entities is repatriated by way of dividends to the parent company, withholding taxes would be due on the amounts at the rate of 10% for Turkey, and 5%

to 10% for China.

Contractual obligations

(millions)	2013 $	2014 $	2015 $	2016 $	2017 and later $	Total $
Debt	12.4	-	-	-	600.0	612.4
Capital leases	0.9	0.9	0.9	0.9	0.9	4.5
Operating leases	6.3	9.1	6.4	11.6	9.3	42.7
Purchase obligations	138.2	24.4	15.9	14.3	14.4	207.2
Totals	157.8	34.4	23.2	26.8	624.6	866.8

The table does not include interest on debt.

As at March 31, 2013, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 55,794 dry metric tonnes of zinc concentrates, 26,020 dry metric tonnes of lead/silver concentrates over the next three years, and 64,456 dry metric tonnes of gold concentrate through December 31, 2013.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at March 31, 2013 approximately 5.3 million ounces of silver have been delivered of the original 15 million ounce commitment.

Debt

Significant changes in our debt from that disclosed in our December 31, 2012 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.0 million) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 15, 2014. The facility is unsecured.

As at March 31, 2013, Jinfeng has drawn down RMB 78.0 million ($12.4 million) under this facility and has used the proceeds to fund working capital obligations. This tranche of the loan has a term of six months and a fixed interest rate of 5.6%.

Eastern Dragon HSBC revolving loan facility

In March 2013, Eastern Dragon paid the full amount of this loan.

Senior notes

The fair market value of the notes as at March 31, 2013 is $624.8 million. Net deferred financing costs of $16.7 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

Entrusted loan

The interest rate on this loan as at March 31, 2013 was 4.59%. As at March 31, 2013, RMB 620.0 million ($98.9 million) had been drawn under the entrusted loan. The entrusted loan has been recorded on a net settlement basis.

Dividends

On February 14, 2013 Eldorado paid $50.2 million in dividends to shareholders of record.

Equity

This quarter we received net proceeds of $1.4 million for issuing 234,750 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of May 2, 2013 - as of March 31, 2013	715,008,288 714,579,226
Share purchase options - as of May 2, 2013 (Weighted average exercise price per share: $11.59 Cdn)	19,422,569

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

Other information

New accounting developments

The following standards and amendments to existing standards have been adopted by the company commencing January 1, 2013:

•	IAS 19 Employee Benefits’ – On June 16, 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19. The revised IAS 19 (“IAS 19R”) represents IASB’s effort to improve the accounting for employee retirement benefits. The revisions include:
-	Requirement to recognize past service costs immediately in net income rather than using the corridor method.
-	Requirement to recognize actuarial gains and losses immediately in other comprehensive income OCI. Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.
-	Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields. Previously, equity returns were incorporated into the expected return on plan assets.
-	Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity’s cash flows.

The adoption of this standard had a nominal impact on the Company’s unaudited condensed interim consolidated financial statements. Therefore comparative periods have not been restated.

•

IFRS 10 ‘Consolidated Financial Statements’ – This IFRS establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

•

IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 ‘Interests in Joint Ventures’.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  Joint ventures entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS is a new standard that applies to companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies are now required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

•

IFRS 13 ‘Fair value measurement’ – This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013 accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. At January 1, 2013, the Company adopted this standard and the required disclosures are included in note 9 of these unaudited condensed interim consolidated financial statements.

•

IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. At January 1, 2013, the Company adopted this interpretation and there was no impact on its unaudited condensed interim consolidated financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the first quarter of 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2013

•	other risks that are set out in our Annual Information Form.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which include a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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